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                               July 13, 2020

       Marc G. Swanson
       Chief Executive Officer
       SeaWorld Entertainment, Inc.
       6240 Sea Harbor Drive
       Orlando, Florida 32821

                                                        Re: SeaWorld
Entertainment, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed on July 2,
2020
                                                            File No. 333-239672

       Dear Mr. Swanson:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-3 filed July 2, 2020

       Exclusive Forum, page 12

   1. We note that the forum selection in your articles provide that the Court of Chancery of the
                                                        State of Delaware shall
be the sole and exclusive forum for certain litigation, including
                                                        any    derivative
action.    Please disclose whether this provision applies to actions arising under the Securities
Act or Exchange Act. In this regard, we note that Section 27 of the
                                                        Exchange Act creates
exclusive federal jurisdiction over all suits brought to enforce any duty or liability
created by the Exchange Act or the rules and regulations thereunder, and
                                                        Section 22 of the
Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought
to enforce any duty or liability created by the Securities Act or the rules and regulations
thereunder. If the provision applies to Securities Act claims, please revise your disclosures
to disclose this information and to state that there is uncertainty as
 Marc G. Swanson
SeaWorld Entertainment, Inc.
July 13, 2020
Page 2
         to whether a court would enforce such provision, and to state that stockholders will not be
         deemed to have waived the company   s compliance with the federal
securities laws and the
         rules and regulations under it.
General

2. We note that there are outstanding comments on your Form 10-K for the fiscal year ended
         December 31, 2019. Please note that we will not be in a position to act on a request to accelerate the effective date of this Form S-3 until we have completed our review of your
         Form 10-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Scott Anderegg, Staff Attorney at 202-551-3342 or Erin Jaskot, Legal
Branch Chief at 202-551-3442 if you have any questions.



FirstName LastNameMarc G. Swanson                             Sincerely,
Comapany NameSeaWorld Entertainment, Inc.
                                                              Division of
Corporation Finance
July 13, 2020 Page 2                                          Office of Trade &
Services
FirstName LastName